

WILLIAMS CREEK EXPLORATIONS LIMITED

(TSX Symbol "WCX")

#1202-1022 Nelson Street
Vancouver, British Columbia V6E 4S7

Telephone: 604-662-4480
Fax: 604-685-0553

Contact: James E. McInnes, President (604) 662-4480

NEWS RELEASE

28 May 2003

Williams Creek Explorations Limited is pleased that the non-brokered private placement for 200,000 Units announced on 17 March 2003 and revised on 16 April 2003, has closed. Members of the Pro Group subscribed for 50% of the private placement. All of the Units are subject to an Exchange hold period ending at midnight on 26 September 2003, and to a hold period ending at midnight on 26 May 2004.

ON BEHALF OF THE BOARD

"JAMES E. McINNES"

James E. McInnes, President

THE TXS VENTURE EXCHANGE HAS NOT REVIEWED, AND DOES NOT ACCEPT RESPONSIBILITY FOR, THE ADEQUACY OR THE ACCURACY OF THIS RELEASE.